March 22, 2007
VIA EDGAR AND FACSIMILE
Mr. Kevin L. Vaughn
Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re: Xenonics Holdings, Inc. – Form 10-KSB for the Year Ended September 30, 2006 – File No. 1-32469
Dear Mr. Vaughn:
     Xenonics Holdings, Inc., a Nevada corporation (the “Company”), has reviewed the comment of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that is set forth in your letter dated March 9, 2007. The Company has the following response to the comment in your letter.
     The following is the disclosure of the issue in the Form 10KSB for the year ended September 30, 2005.
     On July 2, 2004, we filed a complaint for cancellation of a stock certificate and rescission of a contract against a former officer, director and consultant and a company purportedly owned by such individual in the Superior Court of California, County of San Diego. The suit alleged a failure to perform contractual obligations under a written contract to provide lighting equipment valued at $250,000 to our subsidiary, Xenonics, Inc., in exchange for 250,000 shares of Xenonics, Inc.’s common stock. We alleged that the stock certificate is void or voidable. In our complaint, we requested that the 250,000 shares be declared void or the defendants be ordered to pay us $1,250,000 or the current value of the 250,000 shares of our common stock plus interest at the rate of 10% per year. We also asked the court to award us costs of the lawsuit.
     An answer to our complaint was filed on August 11, 2004 in which the defendants denied our allegations, and asserted a number of affirmative defenses. On the same day, a cross complaint was also filed against us and our subsidiary, Xenonics, Inc. The cross complaint asked the court to (i) rescind the assignment of the NightHunterII patent application that one of the defendants assigned to us in November 2003, (ii) declare that one of the defendants is the sole owner of the NightHunterII patent application and that he is the inventor of an unrelated xenon

Mr. Kevin L. Vaughn
Securities and Exchange Commission
March 22, 2007

illumination and television camera system, (iii) enjoin us from further exploitation of the NightHunterII and the xenon illumination and television camera system, and (iv) account for all profits that we have earned on the NightHunterII from November 25, 2003. The cross-complainant alleged that we had not provided the agreed upon consideration for assignment of the NightHunterII patent application, and that we had not recognized him as the inventor of the xenon illumination and television camera system.
     On January 26, 2005, we amended our complaint to add causes of action for misappropriation of trade secrets and breach of fiduciary duty. The new causes of action were based on allegations that the defendant, while working for us and thereafter, revealed our trade secrets in violation of California law and in breach of his fiduciary duties. In addition to the relief sought in the original complaint, the amended complaint also sought compensatory and punitive damages, attorneys’ fees, and injunctive relief.
     On September 28, 2005, we reached a formal settlement with the former officer and his company. Among other things, the settlement required the former officer to return to us 112,500 of the 250,000 shares of our common stock at issue in the lawsuit and provided that he will keep the remaining 137,500 shares. The former officer has also agreed to certify the company’s ownership of all intellectual property that he worked on or conceived while serving as an officer, director or consultant for us, and provide us with a tape recorded interview detailing any use he may have made of our intellectual property. The settlement does not include a monetary payment by either side. Pursuant to the settlement, the parties have entered into a mutual release and dismissal of all claims, with the exception of the claims that the company asserted for breach of fiduciary duty and misappropriation of trade secrets, which will be released without prejudice after he gives us the interview.

Mr. Kevin L. Vaughn
Securities and Exchange Commission
March 22, 2007

     The Company determined that it would be beneficial to settle this case rather than continue to absorb additional legal expenses. The settlement created a benefit to the Company. The entry on the date of the settlement was to record the value of the benefit to the Company of the settlement agreement not to record the recovery of the previous expense.
     The gain on settlement reported in the financial statements reflects the value of the consideration received on the settlement date.
     If you have any questions regarding this letter, please call me at (760) 438-4004 or send a letter by facsimile to (760) 438-1184.

Very truly yours,

/s/ Donna G. Lee
Donna G. Lee
Chief Financial Officer
Xenonics Holdings, Inc.